Geoffrey M. Ossias

(703) 456-8108

gossias@cooley.com

August 9, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of DuPont Fabros Technology, Inc., a Maryland corporation (the “Company”), in connection with the proposed public offering of the Company’s common stock, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), the initial filing of the Company’s Registration Statement on Form S-11 of the Company for filing under the Securities Act of 1933, as amended (the “Act”).

Please note that the Company has wired a registration fee in the amount of $21,490 to the Commission’s account at Mellon Bank in Pittsburgh, Pennsylvania.

The Company has authorized us to advise you that, as contemplated by Rule 461(a) under the Act, it may make oral requests for the acceleration of the Registration Statement’s effectiveness and that it is aware of its obligations under the Act.

Please contact me at 703-456-8108 should you require further information.

Very truly yours,

/s/ Geoffrey M. Ossias